SNIPP INTERACTIVE INC.

SNIPP POWERS GOLD AND SILVER MOBILE CAMPAIGN WINS AT THE CHIEF MARKETER PRO AWARDS 2015

June 29th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, is proud to announce that two Snipp powered campaigns won Gold and Silver awards respectively in the ‘Best Mobile Campaign’ category at the Chief Marketer PRO Awards.

A leading charcoal brand sales campaign won a Gold award and a CPG tiered sweepstakes campaign won the Silver award in the aforementioned ‘Best Mobile Campaign’ category. The PRO Awards, now in their 25th year, recognize outstanding promotion marketing campaigns and are the preeminent benchmark for excellence in results-driven innovation and creativity. A jury of expert peers selected the winning campaigns. To view all winners please visit: http://www.chiefmarketer.com/proawards-winners/

According to Snipp’s CEO, Atul Sabharwal, “We are extremely proud that Snipppowered campaigns took home both a Gold and a Silver in the mobile category. Both winning campaigns were done for different brands and handled by different agency clients of ours, and having the top two awards in the category is a real testament to the strength of our SnippCheck receipt processing solution and its ability to really create innovative, world-class targeted promotions for our clients. We look forward to continuing our work with agencies to combine our marketing and technology expertise and create more such impactful campaigns and deliver on their expectations. When our clients succeed, so do we!"

Gold Winner, ‘Best Mobile Campaign 2015’: Charcoal Brand Sales Campaign.

The promotion incentivized customers to sample a free bag Charcoal when they purchased a charcoal grill. Snipp’s unique SnippCheck receipt processing solution ensured that the promotion ran nationwide at all retailers and supported any brand or type of charcoal grill purchased by consumers. Consumers simply had to take a photo of their receipt and send it in via text, email or web upload, and once their purchases were validated were sent back a manufacturer coupon for the reward. The program also supported purchases made online and separately tracked purchases made at one particular retailer versus other retailers to provide the brand with more granular data. The promotion was conducted in partnership with the media agency for the brand.

See award details here: http://www.chiefmarketer.com/pro-awards-winners/gold-bestmobile-campaign-2015

Silver Winner, ‘Best Mobile Campaign 2015’: CPG Tiered Sweepstakes

The sweepstakes rewarded consumers with bat swings based on the number of products they purchased. Consumers could simply submit a photo of their receipt and submit it via text email or web. SnippCheck receipt processing technology processed all receipts for the promotion and post validation sent consumers URLs or text codes that directed them to a microsite where they could “swing” within the online game for a chance to win instant prizes and were also automatically entered to win a Grand Prize of a new car. The promotion was conducted in partnership with the promotion agency for the brand. See award details here: http://www.chiefmarketer.com/pro-awards-winners/silverbest-mobile-campaign-2015

Please visit the Snipp website at www.snipp.com for more information on our solutions and for examples of Snipp programs in the marketplace.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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